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August 30, 2024

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christine Torney, Angela Connell, Jimmy McNamara, Alan Campbell

Re:	MBX Biosciences, Inc.
Registration Statement on Form S-1
Filed August 23, 2024
File No. 333-281764

Dear Ladies and Gentlemen:

This letter is submitted on behalf of MBX Biosciences, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on August 23, 2024 (the “Registration Statement”), as set forth in the Staff’s letter, dated August 30, 2024, addressed to P. Kent Hawryluk (the “Comment Letter”). The Company is concurrently publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which includes changes to reflect the response to the Staff’s comment and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amendment No. 1.

Registration Statement on Form S-1 Business

Prospectus summary

MBX 2109: Potential treatment for chronic hypoparathyroidism, page 4

1.

Please revise the second paragraph of this section discussing treatments for HP to reflect your disclosure elsewhere in the prospectus that Yorvipath has been approved by the FDA for the treatment of HP. Please similarly revise your risk factor discussion of Yorvipath and the left column of the graphic on page 132, as needed.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 4, 36 and 132 of the Amendment No. 1 in response to the Staff’s comment.

Our company and team, page 6

2.	Please limit the discussion of your existing stockholders to those stockholders who appear in your Principal Stockholders section.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 7 and 127 of the Amendment No. 1 in response to the Staff’s comment.

[Signature Page Follows]

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

August 30, 2024

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor, Esq.

Enclosures

cc:

P. Kent Hawryluk, MBX Biosciences, Inc.

Richard Bartram, MBX Biosciences, Inc.

Mitchell S. Bloom, Esq., Goodwin Procter LLP

Daniel Hughes, Esq., Goodwin Procter LLP